Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intention to Repurchase Up to 15 Million of its Common Shares

TORONTO, December 2, 2014 – Bank of Montreal (TSX: BMO)(NYSE: BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the Toronto Stock Exchange (TSX), to purchase, for cancellation, up to 15 million of its common shares under a normal course issuer bid through the facilities of the TSX. Bank of Montreal (the Bank) intends to file a notice of intention with the TSX in this regard.

The normal course issuer bid, subject to regulatory approvals, will commence on or around February 1, 2015, and will end on or around January 31, 2016. The common shares that may be repurchased represent approximately 2.3 per cent of the ‘public float’ (as such term is defined in the TSX Company Manual) of common shares. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions. The Bank will pay the market price for the shares at the time of acquisition.

There were 649,050,049 Bank of Montreal common shares issued and outstanding as at October 31, 2014, and the public float was 648,350,942 common shares. The Bank’s Basel III Common Equity Ratio was 10.1 per cent, as at October 31, 2014. Maintaining a normal course issuer bid is part of BMO’s capital management strategy.

BMO’s current normal course issuer bid commenced on February 1, 2014, and will expire on January 31, 2015. No shares have been repurchased over the term of the current bid to December 1, 2014.

Bank of Montreal’s common shares are listed on both the Toronto and New York stock exchanges.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America. The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. BMO Financial Group had more than $586 billion in total assets and approximately 47,000 employees at July 31, 2014.

For Media Relations Inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Inquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOMedia